                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                     Rule 13e-3 Transaction Statement under
              Section 13(e) of the Securities Exchange Act of 1934

                                Craig Corporation
                                (Name of Issuer)

                                Craig Corporation
                           Citadel Holding Corporation
                           Reading Entertainment, Inc.
                             Craig Merger Sub, Inc.
                            Reading Merger Sub, Inc.
                                 James J. Cotter
                       (Names of Persons Filing Statement)

               Common Stock, Par Value $0.25 Per Share                                          CUSIP Number  224174102
     Class A Common Preference Stock, Par Value $0.01 Per Share                                 CUSIP Number  224174201
                                     (Title and CUSIP Number of Each Class of Securities)

                          S. Craig Tompkins, President
                                Craig Corporation
                         550 S. Hope Street, Suite 1825
                          Los Angeles, California 90071
                                 (213) 239-0555
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                                            Copies to:
           Michael J. Bonner, Esq.                    Craig H. Norville, Esq.
      Kummer Kaempfer Bonner & Renshaw                     Jones Vargas                          Dale E. Short, Esq.
         3800 Howard Hughes Parkway,                3773 Howard Hughes Parkway          Troy & Gould Professional Corporation
                  7th Floor                              Third Floor South               1801 Century Park East, 16th Floor
           Las Vegas, Nevada 89109                    Las Vegas, Nevada 89109               Los Angeles, California 90067
               (702) 792-7000                             (702) 734-2220                           (310) 553-4441

This statement is filed in connection with (check the appropriate box):
a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.  [X] The filing of a registration statement under the Securities Act of 1933.
c.  [ ] A tender offer.
d.  [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                                         CALCULATION OF FILING FEE
======================================================================================================================
                 Transaction Valuation(1)                                    Amount of Filing Fee(2)
----------------------------------------------------------------------------------------------------------------------
                    $18,981,369                                                    $3,797
======================================================================================================================

(1) In accordance with Rule 0-11(b)(2) and (a)(4) under the Securities Exchange Act of 1934, the "Transaction Value" has been calculated based on the average of the high and low sale prices of Common Stock and Class A Common Preference Stock on November 13, 2001, as reported on the New York Stock Exchange as follows: 3,402,808 shares of Common Stock at $2.00 per share; and 7,058,408 shares of Class A Common Preference Stock at
     $1.725 per share.

(2) The amount of the filing fee equals 1/50th of 1% of the "Transaction Valuation."
[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $12,366(1)
Form or Registration No.:  Reg. No. 333-68364
Filing Party:  Citadel Holding Corporation
Date Filed:  August 24, 2001
-------
(1) Of the amount previously paid, $3,129 has been offset against the fee payable in connection with the Rule 13e-3 Transaction Statement being filed concurrently by Reading Entertainment, Inc.

                                 SCHEDULE 13E-3

                                INTRODUCTORY NOTE

Consolidation Agreement
-----------------------

         This Rule 13e-3 Transaction Statement (this "Statement") relates to the consolidation transaction contemplated by the Agreement and Plan of Merger, dated as of August 17, 2001 (the "Consolidation Agreement"), among Craig Corporation, a Nevada corporation ("Craig"), Citadel Holding Corporation, a Nevada corporation ("Citadel"), Reading Entertainment, Inc., a Nevada corporation ("Reading"), Craig Merger Sub, Inc., a Nevada corporation ("Craig Merger Sub"), and Reading Merger Sub, Inc., a Nevada corporation ("Reading Merger Sub"), described in the preliminary joint proxy statement/prospectus dated November 16, 2001 (the "Joint Proxy Statement/Prospectus") of Citadel, Craig and Reading. A copy of the Joint Proxy Statement/Prospectus is attached as an exhibit to this Statement. The Joint Proxy Statement/Prospectus, which includes as Annex A thereto a copy of the Consolidation Agreement, is incorporated herein by reference in its entirety.

Structure of the Consolidation and Conversion of Stock and Options
------------------------------------------------------------------

         Craig Merger Sub and Reading Merger Sub are wholly owned subsidiaries of Citadel formed to facilitate the consolidation transaction. Subject to the terms and conditions of the Consolidation Agreement, Craig Merger Sub will merge with and into Craig, and Reading Merger Sub will merge with and into Reading. The Craig merger and the Reading merger each is conditioned upon completion of the other, so neither merger will occur unless both occur.

         On the effectiveness of the Craig merger and the Reading merger, Craig and Reading will become wholly owned subsidiaries of Citadel, and Craig stockholders and Reading stockholders will become stockholders of Citadel as described in the following paragraphs.

         Craig Common Stock and Common Preference Stock

         Upon effectiveness of the consolidation, each outstanding share of Craig common stock and common preference stock will be automatically converted into the right to receive 1.17 shares of Citadel nonvoting common stock.

         Reading Common Stock

         Upon completion of the consolidation, each outstanding share of Reading common stock will be automatically converted into the right to receive 1.25 shares of Citadel nonvoting common stock.

         Craig and Reading Options

         Upon completion of the consolidation, each outstanding stock option of Craig and Reading will be assumed by Citadel and become an option to purchase an equivalent number (based on the foregoing conversion ratios) of shares of either Citadel voting common stock or nonvoting common stock, at each option holder's election.

Delisting and Deregistration of Craig and Reading Common Stock After the
------------------------------------------------------------------------
 Consolidation
--------------

         If the consolidation is completed, Craig common stock and common preference stock will be delisted from the New York Stock Exchange, Reading common stock will no longer be quoted on The Nasdaq Stock Market, and Craig common stock and common preference stock and Reading common stock will be deregistered under the Securities Exchange Act of 1934. Craig has also been advised by the New York Stock

Exchange that its common stock and common preference stock will be delisted if the consolidation is not completed, since Craig no longer satisfies the criteria for continued listing on that exchange.

Preliminary Joint Proxy Statement/Prospectus
--------------------------------------------

     The Joint Proxy Statement/Prospectus is part of a Registration Statement on Form S-4 (Reg. No. 333-68364), as amended, previously filed by Citadel with the Securities and Exchange Commission. The Joint Proxy Statement/Prospectus is a prospectus of Citadel relating to the issuance of Citadel shares in the consolidation and a proxy statement of each of Citadel, Craig and Reading relating to the solicitation of proxies for use at the annual meeting of Citadel stockholders and special meetings of Craig and Reading stockholders to be held jointly for purposes of considering and voting upon the Consolidation Agreement and other matters.

         As of the date of filing of this Statement, the Joint Proxy Statement/Prospectus is in preliminary form and is subject to completion. This Statement will be amended to reflect the completion of the Joint Proxy Statement/Prospectus.

     Citadel, Craig and Reading furnished all information contained in this Statement and the Joint Proxy Statement/Prospectus regarding their respective companies. Citadel also furnished all such information regarding Craig Merger Sub and Reading Merger Sub.

Filing Persons
--------------

         The filing persons are Craig, the subject company, Citadel, Reading, Craig Merger Sub and Reading Merger Sub, each of which is a party to the Consolidation Agreement, and Mr. James J. Cotter, who is a party to the Consolidation Agreement only as to selected provisions regarding voting of shares as described below.

         Mr. Cotter, who owns or has the right to vote a majority of the outstanding voting power of Craig, has agreed in the Consolidation Agreement to vote his Craig shares in favor of the Consolidation Agreement. Craig, which holds a majority of the outstanding voting power of Reading, likewise has agreed to vote its Reading shares in favor of the Consolidation Agreement. Mr. Cotter, Craig and Reading, which together hold approximately 49% of the outstanding voting power of Citadel, have agreed in the Consolidation Agreement to vote their Citadel shares in favor of the issuance of Citadel shares in connection with the consolidation.

ITEM 1.     SUMMARY TERM SHEET.

            Item 1001.  Not applicable.

ITEM 2.     SUBJECT COMPANY INFORMATION.

            Item 1002(a). The subject company is Craig Corporation, which has its principal executive offices at 550 S. Hope Street, Suite 1825, Los Angeles, California 90071. Its telephone number is (213) 239-0555.

            Item 1002(b). The subject classes of equity securities are Common Stock, par value $0.25 per share ("Common Stock"), and Class A Common Preference Stock, par value $0.01 per share ("Common Preference Stock"), of Craig. As of October 31, 2001, there were outstanding 3,402,808 shares of Common Stock and 7,058,408 shares of Common Preference Stock. There also were outstanding options to purchase 664,940 shares of Common Stock and 65,000 shares of Common Preference Stock.

            Items 1003(c) and (d). Reference is made to the information under the caption "MARKET PRICE AND DIVIDEND INFORMATION" in the Joint Proxy Statement/Prospectus, which information is incorporated herein by reference.

            Items 1003(e) and (f).  Not applicable.

ITEM 3.     IDENTITY AND BACKGROUND OF FILING PERSON.

            Items 1003(a) and (b). The filing persons are Craig Corporation, a Nevada corporation ("Craig"), Citadel Holding Corporation, a Nevada corporation ("Citadel"), Reading Entertainment, Inc., a Nevada corporation ("Reading"), Craig Merger Sub, Inc., a Nevada corporation ("Craig Merger Sub"), Reading Merger Sub, Inc., a Nevada corporation ("Reading Merger Sub"), and Mr. James J. Cotter. The business address of each of the filing persons is 550 S. Hope Street, Suite 1825, Los Angeles, California 90071. Their business telephone is (213) 239-0555. Craig is the subject company. Citadel, Reading, Craig Merger Sub and Reading Merger Sub each is a party to the Agreement and Plan of Merger, dated as of August 17, 2001 (the "Consolidation Agreement"), among Craig, Citadel, Reading, Craig Merger Sub and Reading Merger Sub, under which Craig will merge with Craig Merger Sub and Reading will merge with Reading Merger Sub. As a result of the mergers, Craig and Reading will become wholly owned subsidiaries of Citadel. Mr. James J. Cotter is a party to the Consolidation Agreement only as to selected provisions regarding voting of shares. Mr. Cotter owns approximately 33.2% of the outstanding voting power of Craig and has the right to vote approximately 17.5% of the outstanding voting power of Craig held by Hecco Ventures, a California partnership. Mr. Cotter has agreed in the Consolidation Agreement to vote the Craig shares under his control in favor of the Consolidation Agreement. Craig, which owns approximately 78% of the outstanding voting power of Reading, has agreed in the Consolidation Agreement to vote its Reading shares in favor of the Consolidation Agreement. Mr. Cotter, Craig and Reading collectively hold approximately 49% of the outstanding voting power of Citadel, and have agreed in the Consolidation Agreement to vote their Citadel shares in favor of the transactions contemplated by the Consolidation Agreement. Craig Merger Sub and Reading Merger Sub are wholly owned subsidiaries of Citadel formed solely for purposes of facilitating the mergers of Craig and Reading and both will disappear following the consolidation. Reference is made to the information under the caption "SUMMARY OF THE JOINT PROXY STATEMENT/PROSPECTUS - The Companies" in the Joint Proxy Statement/Prospectus, which information is incorporated herein by reference. For information regarding the respective executive officers and directors of Citadel, Craig Merger Sub and Reading Merger Sub, see "MANAGEMENT OF CITADEL" in the Joint Proxy Statement/Prospectus, which information is incorporated herein by reference. For information regarding the respective executive officers and directors of Craig and Reading, see "MANAGEMENT OF CRAIG" and "MANAGEMENT OF READING" in the Joint Proxy Statement/Prospectus, which information is incorporated herein by reference. Mr. Cotter is a director and executive officer of each of Craig, Citadel and Reading.

            Items 1003(c)(1) and (2). See the information under "MANAGEMENT OF CITADEL," "MANAGEMENT OF CRAIG" and "MANAGEMENT OF READING" in the Joint Proxy Statement/Prospectus, which information is incorporated herein by reference.

            Item 1003(c)(3). None of the executive officers or directors of Craig, Citadel, Reading, Craig Merger Sub or Reading Merger Sub has been convicted in a criminal proceeding during the past five years.

            Item 1003(c)(4). None of the executive officers or directors of Craig, Citadel, Reading, Craig Merger Sub or Reading Merger Sub has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining him or her from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

            Item 1003(c)(5). All of the executive officers and directors of Craig, Citadel, Reading, Craig Merger Sub and Reading Merger Sub are United States citizens.

ITEM 4.     TERMS OF THE TRANSACTION.

            Item 1004(a). Reference is hereby made to the information on the cover page of the Joint Proxy Statement/Prospectus and under the captions "SUMMARY OF THE JOINT PROXY STATEMENT/PROSPECTUS - We Are Proposing A Consolidation Of Citadel, Craig And Reading," "THE CITADEL ANNUAL MEETING," "THE CRAIG SPECIAL MEETING," "THE READING SPECIAL MEETING," "PROPOSAL TO APPROVE THE CONSOLIDATION," "THE CONSOLIDATION AGREEMENT" and "COMPARISON OF RIGHTS OF HOLDERS OF CITADEL NONVOTING COMMON STOCK, CRAIG COMMON STOCK AND COMMON PREFERENCE STOCK AND READING COMMON STOCK" in the Joint Proxy Statement/Prospectus, which information is incorporated herein by reference.

            Item 1004(c).  Not applicable.

            Item 1004(d). Reference is made to the cover page of the Joint Proxy Statement/Prospectus and the answer to the question "AM I ENTITLED TO APPRAISAL RIGHTS?" under the caption "SUMMARY OF THE JOINT PROXY STATEMENT/PROSPECTUS" and the information under the caption "PROPOSAL TO APPROVE THE CONSOLIDATION - No Dissenters' or Appraisal Rights" in the Joint Proxy Statement/Prospectus, which information is incorporated herein by reference.

            Item 1004(e).  None.

            Item 1004(f). Reference is made to the cover page of the Joint Proxy Statement/Prospectus and the information under the caption "PROPOSAL TO APPROVE THE CONSOLIDATION - Listing on the American Stock Exchange of Citadel Nonvoting Common Stock to be Issued in the Consolidation" in the Joint Proxy Statement/Prospectus, which information is incorporated herein by reference.

ITEM 5.     PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

            Item 1005(a). Reference is made to the information under the caption "MANAGEMENT OF CITADEL - Certain Relationships and Related-Party Transactions" in the Joint Proxy Statement/Prospectus, which information is incorporated herein by reference.

            Items 1005(b) and (c).  Not applicable.

            Item 1005(e). Reference is made to the information under the caption "THE CONSOLIDATION AGREEMENT - Voting Covenants" in the Joint Proxy Statement/Prospectus, which information is incorporated herein by reference.

ITEM 6.     PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

            Item 1006(b). Reference is made to the cover page and the information under the caption "PROPOSAL TO APPROVE THE CONSOLIDATION
            - Structure of the Consolidation and Conversion of Stock and Options," which information is incorporated herein by reference.

            Items 1006(c)(1) - (5).  Not applicable.

            Items 1006(c)(6)-(8). Reference is made to the information under the caption "PROPOSAL TO APPROVE THE CONSOLIDATION - Delisting and Deregistration of Craig and Reading Common Stock after the Consolidation" in the Joint Proxy Statement/Prospectus, which information is incorporated herein by reference.

ITEM 7.     PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

            Items 1013(a)-(c). Reference is made to the information under the captions "SUMMARY OF THE JOINT PROXY STATEMENT/PROSPECTUS - Our Reasons for Proposing the Consolidation of Craig and Reading" and "SPECIAL FACTORS - Background of the Consolidation" in the Joint Proxy Statement/Prospectus, which information is incorporated herein by reference.

            Item 1013(d). Reference is made to the information under the captions "PROPOSAL TO APPROVE THE CONSOLIDATION - Structure of the Consolidation and Conversion of Stock and Options," "- Material United States Federal Tax Consequences" and "- Restrictions on Sales of Shares by Affiliates" in the Joint Proxy Statement/Prospectus, which information is incorporated herein by reference.

ITEM 8.     FAIRNESS OF THE TRANSACTION.

            Item 1014(a). Reference is made to the information under the captions "SPECIAL FACTORS - Recommendation of Craig's Board of Directors" and "- Fairness Considerations" in the Joint Proxy Statement/Prospectus, which information is incorporated herein by reference.

            Item 1014(b). Reference is made to the information under the captions "SPECIAL FACTORS - Background of the Consolidation," "- Craig's Reasons for the Consolidation, "- Recommendation of Craig's Board of Directors" and "-Fairness Considerations" in the Joint Proxy Statement/Prospectus, which information is incorporated herein by reference.

            Item 1014(c). The consolidation transaction is not structured so as to require the approval of a majority of the unaffiliated Craig stockholders. Reference is made to the information under the caption "SPECIAL FACTORS - Fairness Considerations" in the Joint Proxy Statement/Prospectus, which information we incorporated herein by reference.

            Item 1014(d). The Craig non-employee directors have not retained a representative to act on behalf of the unaffiliated Craig stockholders for purposes of negotiating the consolidation transaction or preparing a report concerning the fairness of the transaction. Reference is made to the information under the caption "SPECIAL FACTORS - Fairness Considerations" in the Joint Proxy Statement/Prospectus, which information we incorporated herein by reference.

            Item 1014(e). Reference is made to the information under the captions "SPECIAL FACTORS - Recommendation of Craig's Board of Directors" in the Joint Proxy Statement/Prospectus, which information is incorporated herein by reference.

            Item 1014(f).  Not applicable.

ITEM 9.     REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

            Items 1015(a) - (c). Reference is made to the information under the caption "SPECIAL FACTORS - Opinion of the Companies' Financial Advisor" and to the Opinion of Marshall & Stevens Incorporated set forth as Annex B in the Joint Proxy Statement/Prospectus, which information is incorporated herein by reference.

ITEM 10.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Items 1007(a) and (b).  Not applicable.

            Item 1007(c). Reference is made to the information in Note (G) to the Unaudited Pro Forma Combined Statement of Income on page 102 and under the caption "THE CONSOLIDATION AGREEMENT - Expenses" in the Joint Proxy Statement/Prospectus, which information is incorporated herein by reference.

            Item 1007(d).  Not applicable.

ITEM 11.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

            Item 1008(a). Reference is made to the information under the caption "INFORMATION REGARDING CITADEL, CRAIG AND READING - Security Ownership of Certain Beneficial Owners and Management of Craig" in the Joint Proxy Statement/Prospectus, which information is incorporated herein by reference.

            Item 1008(b).  Not applicable.

ITEM 12.    THE SOLICITATION OR RECOMMENDATION.

            Item 1012(d). Reference is made to the information under the caption "THE CONSOLIDATION AGREEMENT - Voting Covenants" and "THE CRAIG SPECIAL MEETING - Vote and Quorum Required" in the Joint Proxy Statement/Prospectus, which information is incorporated herein by reference.

            Item 1012(e). Reference is made to the information under the captions "SPECIAL FACTORS - Craig's Reasons for the Consolidation" and "- Recommendation of Craig's Board of Directors," in the Joint Proxy Statement/Prospectus, which information is incorporated herein by reference.

ITEM 13.    FINANCIAL STATEMENTS.

            Item 1010(a)(1). The audited financial statements set forth in Craig's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 are incorporated herein by reference.

            Item 1010(a)(2). The unaudited financial statements set forth in Craig's quarterly report on Form 10-Q for the quarter ended September 30, 2001 are incorporated herein by reference.

            Item 1010(a)(3).  Not applicable.

            Item 1010(a)(4). Reference is made to the information under the caption "COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA" in the Joint Proxy Statement/Prospectus, which information is incorporated herein by reference.

            Item 1010(b).  Not applicable.

            Item 1010(c). Reference is made the information under the caption "SELECTED HISTORICAL AND SELECTED UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL DATA - Craig Selected Historical Consolidated Financial Data" in the Joint Proxy Statement/Prospectus, which information is incorporated herein by reference.

ITEM 14.    PERSONS/ASSETS RETAINED EMPLOYED, COMPENSATED OR USED.

            Items 1009(a) and (b).  Not applicable.

ITEM 15.    ADDITIONAL INFORMATION.

            Item 1011(b). Reference is hereby made to the Joint Proxy Statement/Prospectus, a copy of which is attached hereto as Exhibit
            (a)(2) and (3) and incorporated herein by reference in its entirety.

ITEM 16.   EXHIBITS.

           The following exhibits included with, or incorporated by reference, in this Statement are made as part of this Statement:

           Items 1016(a)(2) and (3). Preliminary Joint Proxy Statement/ Prospectus, dated November 16, 2001.

           Item 1016(a)(5). The following documents, which were filed by Citadel with the Securities and Exchange Commission, are incorporated herein by reference:

           o Citadel's annual report on Form 10-K for the fiscal year ended December 31, 2000.

           o Citadel's quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2001.

           The following documents, which were filed by Craig with the Securities and Exchange Commission, are incorporated herein by reference:

           o Craig's annual report on Form 10-K for the fiscal year ended December 31, 2000.

           o Craig's quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2001.

           The following documents, which were filed by Reading with the Securities and Exchange Commission, are incorporated herein by reference:

           o Reading's annual report on Form 10-K for the fiscal year ended December 31, 2000.

           o Reading's quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2001.

           Item 1016(b). Not applicable.

           Item 1016(c)(1). Opinion of Marshall & Stevens Incorporated (included as Annex B to the Joint Proxy Statement/Prospectus filed as Exhibit
           (a)(2) and (3) to this Statement and incorporated herein by reference).

           Item 1016(c)(2). Complete appraisal of real property by Cushman & Wakefield Inc. dated January 28, 2000 on the Orpheum Theater - summary report.*

           Item 1016(c)(3). Valuation report by LandMark White - dated 11/21/00 on the Bundaberg Reading Cinema.*

           Item 1016(c)(4). CB Richard Ellis valuation report prepared for the Bank of New Zealand on Wakefield Carpark, 24 Tory Street, Wellington.

           Item 1016(c)(5). Valuation report dated 12/22/99 on Waurnvale Shopping Center Geelong Reading Cinemas.*

           Item 1016(c)(6). Cushman & Wakefield Inc. Limited Appraisal in a restricted format value-in-use report - dated 6/21/00 on the Minetta Lane Theatre.*

           Item 1016(c)(7). Complete appraisal in a summary format dated 3/27/00 by Cushman & Wakefield of the Union Square Theatre.*

           Item 1016(c)(8). LandMark White valuation report as of 12/5/00 on Red Yard, 100 Parramatta Road, Auburn, NSW.*

           Item 1016(c)(9). LandMark White valuation as of 1/6/00 on 100 Parramatta Road, Auburn, NSW.*

           Item 1016(c)(10). LandMark White valuation report as of 12/5/00 of Belmont Entertainment Complex, Knutsford Avenue and Pulham Street, Belmont, WA.*

           Item 1016(c)(11). LandMark White valuation report as of November 21, 2000 on Horner, Hall Everage Streets, Moonee Ponds.*

           Item 1016(c)(12). CB Richard Ellis, complete appraisal in self-contained report form of 600 Brand Building, Glendale, California as of 11/9/00.*

           Item 1016(c)(13). Alliance appraisal of Big 4 Farm, as of 1/1/00 in Summary format.*

           Item 1016(c)(14). LandMark White Valuation Report, retail development 121 Enoggera Road, Newmarker QLD 4057 dated 11/10/00.*

--------
* Filed in paper pursuant to a continuing hardship exemption.

           Item 1016(c)(15). CB Richard Ellis valuation report on Courtenay central site, Courtenay Place, Wakefield Street, Wellington - dated August 2000.*

           Item 1016(c)(16). CB Richard Ellis - valuation report of the Courtenay Central Cinema, a retail complex, Courtenay Place, Wellington - dated September 2000.*

           Item 1016(c)(17). LandMark White valuation Report on Burwood Brickwork site, 78 Middleborough Road, Burwood - dated 12/15/00.*

           Item 1016(c)(18). Alliance Appraisal's valuation report on Big 4 Farm as of 12/1/00.*

           Item 1016(d). Agreement and Plan of Merger, dated as of August 17, 2001, among Citadel Holding Corporation, Craig Merger Sub, Inc., Reading Merger Sub, Inc., Craig Corporation and Reading Entertainment, Inc. (included as Annex A to the Joint Proxy Statement/Prospectus filed as Exhibit (a)(2) and (3) to this Statement and incorporated herein by reference).

           Items 1016(f) and (g). Not applicable.


--------
* Filed in paper pursuant to a continuing hardship exemption.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                         CRAIG CORPORATION

Date:    November 16, 2001                   By:   /s/ James J. Cotter
                                                   -------------------
                                                   James J. Cotter
                                                   Chairman

                                         CITADEL HOLDING CORPORATION

                                              By:  /s/ James J. Cotter
                                                   -------------------
                                                   James J. Cotter
                                                   Chairman

                                         READING MERGER SUB, INC.

                                              By:  /s/ James J. Cotter
                                                   -------------------
                                                   James J. Cotter
                                                   Chairman

                                         CRAIG MERGER SUB, INC.

                                              By:  /s/ S. Craig Tompkins
                                                   ---------------------
                                                   S. Craig Tompkins
                                                   President

                                         READING ENTERTAINMENT, INC.

                                              By:  /s/ James J. Cotter
                                                   --------------------
                                                   James J. Cotter
                                                   Chairman

                                         /s/ James J. Cotter
                                         -------------------
                                             JAMES J. COTTER

                                  EXHIBIT INDEX

           (a)(2) and (3). Preliminary Joint Proxy Statement/Prospectus, dated November 16, 2001.

           (a)(5). The following documents, which were filed by Citadel with the Securities and Exchange Commission, are incorporated herein by reference:

           o Citadel's annual report on Form 10-K for the fiscal year ended December 31, 2000.

           o Citadel's quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2001.

           The following documents, which were filed by Craig with the Securities and Exchange Commission, are incorporated herein by reference:

           o Craig's annual report on Form 10-K for the fiscal year ended December 31, 2000.

           o Craig's quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2001.

           The following documents, which were filed by Reading with the Securities and Exchange Commission, are incorporated herein by reference:

           o Reading's annual report on Form 10-K for the fiscal year ended December 31, 2000.

           o Reading's quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2001.

           Item 1016(b). Not applicable.

           Item 1016(c)(1). Opinion of Marshall & Stevens Incorporated (included as Annex B to the Joint Proxy Statement/Prospectus filed as Exhibit
           (a)(2) and (3) to this Statement and incorporated herein by reference).

           Item 1016(c)(2). Complete appraisal of real property by Cushman & Wakefield Inc. dated January 28, 2000 on the Orpheum Theater - summary report.*

           Item 1016(c)(3). Valuation report by LandMark White - dated 11/21/00 on the Bondaberg Reading Cinema.*

           Item 1016(c)(4). CB Richard Ellis valuation report prepared for the Bank of New Zealand on Wakefield Carpark, 24 Tory Street, Wellington.*

           Item 1016(c)(5). Valuation report dated 12/22/1999 on Waunvale Shopping Center Geelong Reading Cinemas.*

           Item 1016(c)(6). Cushman & Wakefield Inc. Limited Appraisal in a restricted format value-in-use report - dated 6/21/00 on the Minetta Lane Theatre.*

           Item 1016(c)(7). Complete appraisal in a summary format dated 3/27/00 by Cushman & Wakefield of the Union Square Theatre.*

--------
* Filed in paper pursuant to a continuing hardship exemption.

           Item 1016(c)(8). LandMark White valuation report as of 12/5/00 on Red Yard, 100 Parramatta Road, Auburn, NSW.*

           Item 1016(c)(9). LandMark White valuation as of 1/6/00 on 100 Parramatta Road, Auburn, NSW.*

           Item 1016(c)(10). LandMark White valuation report as of 12/5/00 of Belmont Entertainment Complex, Knutsford Avenue and Pulham Street, Belmont, WA.*

           Item 1016(c)(11). LandMark White valuation report as of November 21, 2000 on Horner, Hall Everage Streets, Moonee Ponds.*

           Item 1016(c)(12). CB Richard Ellis, complete appraisal in self-contained report form of 600 Brand Building, Glendale, California as of 11/9/00.*

           Item 1016(c)(13). Alliance appraisal of Big 4 Farm, as of 1/1/00 in Summary format.*

           Item 1016(c)(14). LandMark White Valuation Report, retail development 121 Enoggera Road, Newmarker QLD 4057 dated 11/10/00.*

           Item 1016(c)(15). CB Richard Ellis valuation report on Courtenay central site, Courtenay Place, Wakefield Street, Wellington - dated August 2000.*

           Item 1016(c)(16). CB Richard Ellis - valuation report of the Courteney Central Cinema, a retail complex, Courtenay Place, Wellington - dated September 2000.*

           Item 1016(c)(17). LandMark White valuation Report on Burwood Brickwork site, 78 Middleborough Road, Burwood - dated 12/15/00.*

           Item 1016(c)(18). Alliance Appraisal's valuation report on Big 4 Farm as of 12/1/00.*

           Item 1016(d). Agreement and Plan of Merger, dated as of August 17, 2001, among Citadel Holding Corporation, Craig Merger Sub, Inc., Reading Merger Sub, Inc., Craig Corporation and Reading Entertainment, Inc. (included as Annex A to the Joint Proxy Statement/Prospectus filed as Exhibit (a)(2) and (3) to this Statement and incorporated herein by reference).

--------
* Filed in paper pursuant to a continuing hardship exemption.